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SEC FILE NUMBER
001-31216

CUSIP NUMBER
640938-10-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
McAfee, Inc.

Full Name of Registrant

Former Name if Applicable
3965 Freedom Circle

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced and as described most recently in the current report on Form 8-K of McAfee, Inc. (the “Company”) dated April 26, 2007, the Company has determined that it will need to restate its historical financial statements to record additional non-cash charges for stock-based compensation expense over a ten-year period. The Company currently expects that the aggregate non-cash charges that will result from the restatement will likely be in the range of $100 million to $150 million. Further, in addition to non-cash charges for stock-based compensation, the Company expects there to be related tax effects and other expenses incurred and other adjustments recorded as a result of the restatement. These adjustments could also affect the preliminary results announced by the Company on April 26, 2007, which are presented without taking into account any adjustments which may be required as a result of the restatement.
Due to the pending restatement, the Company is unable to file the Form 10-Q on or before the prescribed due date of May 10, 2007, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25. The Company intends to file its Form 10-Q as soon as practicable after the completion of the restatement.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Eric F. Brown	(972)	963-7966
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Due to the Company’s pending restatement discussed in Part III above, the Company has failed to timely file its quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2006 and September 30, 2006, and its annual report on Form 10-K for the fiscal year ended December 31, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s pending restatement as discussed in Part III above, the Company cannot provide a reasonable estimate and comparison of operating results at this time, other than our unaudited and preliminary results of operations for the quarter ended March 31, 2007 disclosed in the current report on Form 8-K dated April 26, 2007. As disclosed in such filing, these unaudited and preliminary results do not take into account any adjustments that may be required in connection with the restatement. The Company is not in a position to provide any additional information regarding the results of operations for the first quarter of 2007 pending the completion of the restatement.
Forward-Looking Statements: This notification of late filing on Form 12b-25 contains forward-looking statements which include those regarding the expected non-cash charges for stock-based compensation, related tax effects and other expenses incurred and adjustments recorded as a result of the restatement of the Company’s historical financial statements, and the timing of the Company’s filing of its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2007. Actual results could vary perhaps materially and the expected results may not occur. In particular, McAfee may be required to make adjustments to its unaudited preliminary first quarter 2007 results in addition to its financial results previously reported for prior periods, as a result of its investigation into its stock option grant practices. The forward-looking statements contained in this notification of late filing on Form 12b-25 are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2005 and its quarterly reports filed on Form 10-Q.

McAfee, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2007	By:	/s/ Eric F. Brown

Name: Eric F. Brown
Title: Chief Operating Officer and Chief Financial Officer